[Firm Letterhead]

May 16, 2016

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Corp LP
Amendments No. 5 and No. 6 to Registration Statement on Form S-4
Filed May 4, 2016
File No. 333-208187

Dear Ms. Ransom:

On behalf of Energy Transfer Corp LP (“ETC” or the “Partnership”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Amendments No. 5 and No. 6 to the registration statement on Form S-4 filed with the Commission on April 18, 2016 (the “Registration Statement”) contained in your letter dated May 11, 2016 (the “Comment Letter”), we submit this letter containing the Partnership’s responses to the Comment Letter. In connection with this letter, the Partnership is filing today an amendment to the Registration Statement (“Amendment No. 7”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 7 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 7.

General

1.	We note your disclosure regarding the possibility of restructuring the existing transaction. Please confirm your understanding that the occurrence of such a restructuring likely would obligate WMB to recirculate a revised version of the filing to resolicit its shareholders.

Response: In response to the Staff’s comment, the Partnership and WMB each acknowledge that the occurrence of such a restructuring would likely obligate WMB to recirculate a revised version of the filing to resolicit WMB stockholders if a previous filing had in fact been circulated.

Q. Will the ETC common shares received by WMB shareholders as part of the merger consideration, if any, receive distributions in the future?, page xiv

2.	Please revise the response to this question to clarify that it appears that WMB shareholders will not receive any distributions on their ETC common shares until, at the earliest, the quarter ended March 31, 2018. Please make this same clarification where you discuss the dividend equalization mechanism, such as on pages xii, 1, 53 and 93

Response: In response to the Staff’s comment, the Registration Statement has been revised to clarify that WMB shareholders will not receive any cash distributions on their ETC common shares until the quarter ended March 31, 2018. Please see page(s) xv, 1, 55, 57, 95, 256 and 268 of Amendment No. 7.

Recent Developments, page 19

3.	We note that the receipt by ETC and WMB of the 721 Opinion is a waivable condition. Please revise to clarify, if true, that both ETC and WMB must waive the condition if the failure of the opinion to be delivered is not to prevent the closing of the merger, and state, if known, whether ETC and WMB intend to or would consider waiving such condition.

Response: In response to the Staff’s comment, the Registration Statement has been revised to clarify that both ETC and WMB must waive the condition if the failure of the opinion to be delivered is not to prevent the closing of the merger, as well as to state ETC and WMB’s intentions in relation to waiving such condition. Please see page(s) 13, 14 and 28 of Amendment No. 7.

4.	We note that ETE completed the private offering of Convertible Units in an effort to maintain its credit ratings and enhance its liquidity position, and that ETE believes that unwinding the transaction would negatively impact its credit ratings and liquidity. We also note the disclosure on page 22 that the pro forma cash distribution savings would have been approximately $230 million per year based on the ETE cash distributions for the fourth quarter of 2015 if the private offering had closed prior to the record date for such distribution. Given that ETE no longer intends to make any cash distributions with respect to its common units until 2018, and does anticipate making cash distributions with respect to its Convertible Units during that time, it is not clear that this disclosure remains appropriate or accurate. Please advise or revise. In addition, please revise to quantify, if possible, the amount of debt that ETE anticipates repaying with the “net proceeds realized from the reinvestment of foregone distributions on Participating Common Units,” again considering ETE’s intentions regarding cash distributions for the next two years.

Response: In response to the Staff’s comment, the Registration Statement has been revised to remove the disclosure on the pro forma cash distribution savings based on ETE cash distributions for the fourth quarter of 2015 if the private offering had closed prior to the record date for such distribution, and to clarify that there will be no cash savings from the reinvestment of forgone distributions on Participating Common Units and, therefore, no repayment of debt from that source. Please see page 31 of Amendment No. 7.

Exhibits 8.1 and 8.2

5.	It is unclear if counsel is providing a long or short form opinion. If the short form is provided, the tax disclosure in the prospectus and the exhibit should identify the disclosure in the tax consequences section of the prospectus as the opinion of counsel, and such disclosure in the prospectus must clearly identify and articulate the opinions being rendered. If the long form is provided, counsel should revise the exhibit to provide an opinion regarding all material tax consequences of the transaction, which should be summarized in the prospectus. Please note that, in either case, counsel must opine on all material tax consequences of the transaction, and not just that the merger will qualify as reorganization under Section 368(a) of the Internal Revenue Code. Please advise or revise. Refer to Sections III.A and III.B of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, counsel has provided short form opinions and the Registration Statement has been revised to clearly identify and articulate the opinions being rendered. Please see Exhibits 8.1 and 8.2 to Amendment No. 7.

*  *  *  *  *  *

In the event that the Partnership requests acceleration of the effective date of the Registration Statement, as amended, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1107 or by email at AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Z. Preiss Alison Z. Preiss